December 29, 2023

Filed via EDGAR
Sonia Bednarowski, Sandra Hunter Berkheimer,
David Irving and Robert Telewicz
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Franklin Templeton Digital Holdings Trust (the “Trust”)
Amendment No.1 to Registration Statement on Form S-1
(File No. 333-274474)

Dear Ms. Bednarowski, Ms. Berkheimer, Mr. Irving and Mr. Telewicz:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated December 12, 2023 with regard to the Trust’s pre-effective Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Bitcoin ETF series of the Trust (the “Fund”), which was filed with the Commission on November 28, 2023 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Comment: To the extent that you intend to use a fact sheet, please provide us a copy for our review.

Response: The Trust acknowledges this comment and will provide a copy of the proposed fact sheet supplementally when available.

2.
Comment: Please describe the AML, KYC and any other procedures conducted by the Fund, the Sponsor, the Prime Broker and the Authorized Participants to determine, among other things, whether the counter-party in any transactions is not a sanctioned entity.

Response: The disclosure has been revised as requested.

Cover Page

3.
Comment: Please revise your cover page to disclose the termination date of the offering, if any. In addition, we note your disclosure on the cover page that “[t]he price of the Seed Creation Units was determined as described above,” but the cover page does not describe how the price of the Seed Creation Units was determined. Please revise accordingly.

Response: The disclosure has been revised as requested.

Key Service Providers - The Sponsor, Trustee, Custodians, Administrator and Marketing Agent, page 6

4.
Comment: We note your disclosure on page 7 that the Fund pays Bitcoin network fees and similar transaction fees. Please revise to briefly describe the situations in which the Fund pays such fees. For example, clarify whether the Fund pays such fees only in connection with paying the Sponsor’s Fee and other Fund expenses or whether the Fund pays such fees in connection with redemptions and creations.

Response: The Sponsor is not required to pay extraordinary or non-routine expenses and the Fund may incur certain other non-recurring expenses not assumed by the Sponsor, which may include certain Bitcoin network fees and similar transaction fees.  The Trust notes, however, that Bitcoin network fees and similar transaction fees incurred in connection with the creation and redemption process will be borne by authorized participants (and not the Fund). The disclosure has been revised accordingly.

Prospectus Summary, page 6

5.
Comment: Please revise to disclose here that the Fund is a passive investment vehicle and that it is not a leveraged product. In addition, please disclose here whether and to what extent the Trust’s assets may be loaned, pledged or rehypothecated.

Response: The disclosure has been revised as requested.

Risk Factors Related to Digital Assets, page 8

6.	Comment: Please revise here to provide quantitative information that demonstrates the volatility of the price of bitcoin.

Response: The disclosure has been revised as requested.

Summary of Risk Factors, page 8

7.	Comment: Please revise here to briefly address the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

Response: The disclosure has been revised as requested.

The Fund’s Objective, page 8

8.
Comment: We note your disclosure that the Bitcoin Custodian will keep the private keys associated with the Fund’s bitcoin in cold storage or a similarly secure technology. Please revise to clarify the percentage of the private keys held in cold storage, and, on page 86, please describe the “similarly secure technology.” Also revise your disclosure on page 86 to disclose the Bitcoin Custodian’s policies regarding whether the private keys are held in cold storage or hot storage. In addition, we note that the Prime Broker holds the Trading Balance across a combination of omnibus hot wallets, cold wallets or in accounts in the Prime Broker’s name on a trading venue. Please disclose the percentage held in each or the policies related to where the Trading Balance is held.

Response: The Trust has removed the above cited references to “similarly secure technology.” The disclosure has been revised as requested.

9.
Comment: We note your disclosure on page 8 that “[a] portion of the Fund’s bitcoin holdings and cash holdings from time to time may be held with the Prime Broker in the Trading Balance in connection with creations and redemptions of Creation Units and the sale of bitcoin to pay the Sponsor’s Fee and Fund expenses not assumed by the Sponsor.” Please revise to quantify the “portion” that will be held with the Prime Broker or describe the Fund’s policy as to the amount that can be held with the Prime Broker, if any.

Response: The disclosure has been revised as requested.

The Offering
Fund expenses, page 13

10.
Comment: We note your disclosure on page 14 that “[i]n the event that any of the foregoing fees and expenses are incurred with respect to the Fund and other Client Accounts . . ., the Sponsor will allocate the costs across the entities on a pro rata basis or otherwise on a basis it considers to be equitable, except to the extent that certain expenses are specifically attributable to the Fund or another Client Account.” Please revise here to provide a brief description and revise your disclosure on page 74 to include a detailed description of the “other Client Accounts,” the entities across which the Sponsor will allocate the costs on a pro rata basis, the types of expenses that may be allocated across the entities on a pro rata basis, the types of expenses that are specifically attributable to the Fund or another Client Account and the Sponsor’s policies related to allocating the costs across the entities. We note that the Sponsor may do so on a pro rata basis or “on a basis it considers to be equitable.” Disclose the criteria for determining whether the allocation of costs is equitable. Also, we note your disclosure on page 75 that “[t]he Trust was formed and is operated in a manner such that a series is liable only for obligations attributable to such series.” Please revise to clarify how this statement is consistent with your disclosure regarding the allocation of costs across the entities of the fees incurred with respect to the Fund and other Client Accounts.

Response: The above-cited reference to non pro-rata cost allocation has been removed. The disclosure has been revised as requested.

Forks, page 14

11.
Comment: We note your disclosure on page 14 that “[t]he Fund does not expect to take any Incidental Rights or IR Virtual Currency it may hold or to which it may be entitled into account for purposes of determining the Fund’s NAV.” Please revise to disclose whether there are any circumstances under which the fund would retain the Incidental Rights or IR Virtual Currency or take them into account for purposes of determining the fund’s NAV.

Response: The disclosure has been revised as requested.

The Offering Termination events, page 17

12.
Comment: We note your disclosure on page 17 that the Sponsor may terminate and liquidate the Fund if “the value of the Fund is at a level at which continued operation of the Fund is not cost-efficient.” Please revise to quantify or otherwise describe what “cost efficient” means.

Response: The above-cited disclosure has been revised.

Risk Factors Related to the Digital Asset Markets
Due to the unregulated nature and lack of transparency, page 30

13.
Comment: Please revise to divide this risk factor into separate risk factors with headings that describe the specific risk highlighted. In this regard, we note, for example, that this risk factor currently addresses the risks related to the lack of regulation of crypto asset exchanges, the risk of fraud and security breaches on crypto asset exchanges, the risk of business failures of crypto asset exchanges and the risks related to reputational harm regarding bitcoin markets. In addition, please add separate risk factors that highlight the risks related to manipulation, front-running and wash trading.

Response: The Fund respectfully submits that the format is appropriate in describing the interrelated risks arising from the lack of transparency and regulatory infrastructure within the digital asset markets. For added clarity, the Fund has added sub-captions as appropriate in response to this comment.

The Index has a limited history, page 32

14.
Comment: Please expand this risk factor to quantify the CF Benchmark Index’s limited history. Similarly, please expand the last risk factor on page 39 that continues to page 40 to describe the Sponsor’s limited history of operating investment vehicles like the Fund.

Response: The disclosure has been revised as requested.

Security threats to the Fund’s account at the Bitcoin Custodian could result in the halting of Fund operations..., page 40

15.
Comment: To the extent material, please expand this risk factor to address the risks related to the Bitcoin Custodian and the Prime Broker acting in the same capacities for several of the competing products.

Response: The disclosure has been revised as requested.

The Declaration of Trust includes provisions that limit Shareholders’ voting rights, page 47

16.
Comment: Please revise to clarify whether you have added additional standards or restrictions related to a Shareholder’s right to bring a derivative action pursuant to Section 3816(e) of the Delaware Statutory Trust Act.

Response: The description of the Declaration of Trust has been revised to describe the additional standards/restrictions related to a Shareholder’s right to bring a derivative action pursuant to Section 3816(e) of the Delaware Statutory Trust Act.

Risk Factors Related to the Regulation of the Fund and the Shares
If regulators or public utilities take actions that restrict or otherwise impact mining activities, page 53

17.
Comment: Please expand this risk factor to address the reasons why bitcoin mining may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake, and revise to discuss in greater detail the regulations that states have passed or are currently considering that impact crypto asset mining.

Response: The disclosure has been revised as requested.

Business of the Fund
Net Asset Value, page 67

18.
Comment: We acknowledge your response to prior comment 7 and the related changes to your disclosure. Please address the following with respect to your valuation of bitcoin for financial statement purposes:

• Provide us with your revised financial statement accounting policy for determining the fair value of bitcoin in accordance with ASC Topic 820;

• Tell us, and revise your disclosure to clearly state, whether you believe the methodology used to calculate the Index price is consistent with U.S. GAAP;

• As the trust is expected to primarily transact with the bitcoin markets through the Authorized Participant, confirm for us that your determination of the principal market will be from the perspective of the Authorized Participant;

• Tell us if you and/or your Authorized Participant plan to transact in multiple markets. If so, please ensure that your accounting policy reflects that fact and describes the types of markets in which you and/or your Authorized Participant expect to transact. In that regard, we note that ASC 820-10-35-36A includes definitions of four types of markets (e.g. brokered market, dealer market, exchange market, and principal to principal market);

• Confirm for us that your principal market will be one which you and/or your Authorized Participant will be able to access and clarify whether you anticipate your principal market to be one in which you and/or your Authorized Participant will normally transact. Refer to ASC Topics 820-10-35-6A and 820-10-35-5A respectively;

• In your disclosure you state you will “utilize an exchange-traded price from the principal market for bitcoin as of the Fund’s financial statement measurement date”. Please revise your disclosure to state, if true, that you intend to use a price from the reporting entity’s principal market; and

• Tell us how the third party vendor will be involved in determining the fair value of bitcoin for financial statement purposes, including the determination of the principal market. In that regard, we note your disclosure that you will engage a third-party vendor to obtain a price from a principal market for bitcoin. Please confirm for us that you expect the third party vendor to determine the principal market for the reporting entity, and not a principal market for bitcoin in general (as suggested by your disclosure). Reference is made to ASC Topic 820-10-35-6A which indicates the principal market shall be considered from the perspective of the reporting entity.

Response: With respect to the first bullet point, the disclosure has been revised to disclose the methodology to be utilized in the Fund’s financial statements for determining fair value of bitcoin in accordance with ASC Topic 820. The disclosure has been further revised throughout to clarify that the Fund will only accept creations and redemptions in exchange for cash and as otherwise appropriate to provide the requested disclosures in response to these comments.

19.
Comment: We note your disclosure on page 68 that “[i]f the CF Benchmarks Index is not available or the Sponsor determines, in its sole discretion, that the CF Benchmarks Index should not be used, the Fund’s holdings may be fair valued in accordance with the policy approved by the Sponsor.” Please revise to disclose here whether the Sponsor has selected a methodology to use if the CF Benchmarks Index is not available, and, if so, please describe the methodology. In addition, please disclose the “policy approved by the Sponsor.” To the extent that the Sponsor has not selected an alternative methodology, please describe the Sponsor’s criteria or policies related to selecting a different methodology. Further, we note your disclosure on page 47 that “[t]here are no predefined criteria to make a good faith assessment as to which of the rules the Sponsor will apply.” Please revise to disclose here the rules that the Sponsor may apply related to determining the net asset value of the Fund. Please disclose whether the Sponsor will notify investors that the CF Benchmarks Index was not and/or will not be used, and, if so, how the Sponsor will notify investors.

Response: The disclosure has been revised as requested.

20.
Comment: Please disclose whether an intra-day indicative value per Share is calculated throughout the day, and, if so, please disclose the methodology of the calculation and where the calculation is published.

Response: The disclosure has been revised as requested.

21.	Comment: Please disclose whether the Administrator or the Sponsor monitors for unusual pricing such that the price may be corrected after 4:00 p.m. ET.

Response: The disclosure has been revised as requested.

Valuation of Bitcoin; The CF Benchmarks Index, page 68

22.
Comment: Please tell us what you mean by your disclosure on page 72 that “[t]he selection of exchanges for use in the CF Benchmarks Index is based on the accessible venues on which the Fund will primarily execute transactions” and that “[t]he Index Administrator may make changes to the Constituent Exchanges comprising the Index from time to time for this or other reasons.” Also disclose the characteristics of a trading venue that is eligible to be a Constituent Exchange for the CF Benchmarks Index.

Response: The disclosure has been revised as requested.

23.
Comment: Please revise to describe the oversight procedures to ensure that the Index is administered through the Index Administrator’s codified policies for index integrity, and provide a brief description of the material codified policies for Index integrity. In addition, we note your disclosure on page 72 that the Trust will notify the Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports of changes to the Constituent Exchanges. Please revise to clarify if the Trust will notify Shareholders in the same way for any other material changes made to the CF Benchmarks Index.

Response: The disclosure has been revised as requested.

Fund Expenses, page 73

24.
Comment: We note your disclosure on page 73 that “[t]he Sponsor may, at its discretion and from time to time, waive all or a portion of the Sponsor’s Fee for stated periods of time.” Please revise to disclose the criteria the Sponsor will consider or the reasons the Sponsor may choose to waive the fee. Also disclose whether, and, if so, how the Sponsor will notify Shareholders of the “stated periods of time” for the waiver. In addition, we note your disclosure that there is a cap on the ordinary legal fees and expenses that the Sponsor will pay but that the Sponsor may determine to assume legal fees and expenses in excess of the cap. Please disclose the criteria the Sponsor will consider or the reasons the Sponsor may choose to pay expenses beyond the cap amount, and, if so, whether and how Shareholders will be notified. Also please disclose whether there is a cap on the aggregate expenses that the Sponsor will assume, and, if so, please disclose.

Response: The disclosure has been revised as requested.

25.
Comment: We note your disclosure on page 74 that “[t]o cover the Sponsor’s Fee and expenses not assumed by the Sponsor, the Sponsor or its delegate will cause the Fund (or its delegate) to convert bitcoin into U.S. dollars or other fiat currencies at the prevailing exchange rate (less applicable fees) which the Sponsor is able to obtain using commercially reasonable efforts.” Please revise to expand your disclosure to discuss how the Sponsor will determine the “prevailing exchange rate” and disclose the “other fiat currencies.”

Response: The above cited references to “other fiat currencies” has been removed. The above cited references to “prevailing exchange rate” has been clarified as requested.

Creation Procedures, page 75

26.
Comment: Please disclose why and under what circumstances the Authorized Participants will utilize designated third parties to deliver bitcoin to the Fund’s Trading Balance with the Prime Broker. Also disclose when the bitcoin will be transferred to the account with the Bitcoin Custodian and who will be responsible for the cost of the on-chain transactions from the Prime Broker to the Bitcoin Custodian in connection with creations. Similarly, please revise to disclose who will be responsible for the cost of the on-chain transactions from the Bitcoin Custodian to the Prime Broker in connection with redemptions.

Response: The disclosure has been revised to clarify that all creation unit creation and redemption transactions will be conducted in cash.  Therefore, disclosure related to in-kind transactions has been removed from the Registration Statement.  As noted above, the cost of on-chain transactions in connection with creation and redemption transactions will be borne by the authorized participants (and not the Fund).

Description of the Shares and the Trust, page 75

27.
Comment: Please revise to include the disclosure required by Item 202 of Regulation S-K, including disclosure regarding the liquidation rights. In addition, please revise your disclosure on page 83 to include the information required by Item 401 of Regulation S-K.

Response: The disclosure has been revised as applicable.

28.
Comment: You disclose in this section that the creation and redemption of shares may be done in cash or in-kind. With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the following:

• Please describe the risk that any registered broker-dealer that participates in the in-

kind creation or redemptions of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules;

• Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection with in-kind creation and redemption transactions.

Response: As noted above, all creation and redemption transactions will be in cash and, therefore, disclosure related to in-kind creations and redemptions has been removed from the Registration Statement.

29.
Comment: Please revise your disclosure here to discuss who bears the risk of price movements with respect to cash creations and cash redemptions. To the extent that the Fund bears the risk, please add risk factor disclosure that addresses the risks of cash creations and cash redemptions. In addition, to the extent the Authorized Participant bears the risk, please explain how that is accomplished. Please also explain how the Prime Broker is compensated in connection with cash creation and redemption transactions.

Response: Authorized participants (and not the Fund) bear the risk of price movements with respect to cash creations and redemptions. The disclosure has been revised as requested.

30.	Comment: Please describe, including in your risk factor disclosure as appropriate, the impact that utilizing cash creations and redemptions may have on the efficiency of the arbitrage mechanism.

Response: The disclosure has been revised as requested.

Redemption Procedures, page 77

31.
Comment: We note your disclosure on page 77 that “[t]he redemption distribution from the Fund consists of a movement of bitcoin representing the amount of bitcoin held by the Fund evidenced by the Shares being redeemed or the cash proceeds of a sale of such bitcoin.” Please revise to clarify, if true, that for cash redemptions, the Authorized Participant receives the cash per Share amount determined by the Administrator on the order date and that the number of bitcoins sold may differ from the bitcoins per Share calculated by the Administrator on the order date due to potential changes in the value of bitcoin between the time of calculation of the Fund’s NAV per Share and the time of the sale of the bitcoin.

Response: The disclosure has been revised as appropriate with respect to cash redemptions in response to this comment. Additionally, as noted above, references to in-kind creation and redemption transactions have been removed from the disclosure throughout, and language has been added to clarify that the Fund will transact exclusively in cash, until such time as appropriate regulatory approvals have been obtained for in-kind transactions.

Suspension of Redemption Orders, page 78

32.
Comment: Please expand this subsection or add a separate subsection that describes the suspension of creations. In this regard, we note your disclosure that “[t]he Administrator may, and upon the direction of the Sponsor shall, suspend the acceptance of purchase orders or the delivery or registration of transfers of Shares generally or in certain specified situations.” In addition, please revise to disclose here whether and, if so, how you will notify Shareholders if the Fund has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions. Also revise to provide examples of periods in which the Sponsor may determine that delivery, disposal or evaluation of bitcoin is not reasonably practicable and reasons why the Sponsor may determine that the suspension or delay in delivery of bitcoin or cash is necessary for the protection of the Shareholders.

Response: The disclosure has been revised as requested.

Fund Expenses and Bitcoin Sales, page 79

33.	Comment: Please disclose mechanics of how the Fund’s bitcoin is sold to cover the Sponsor’s Fee and the fund expenses or liabilities not assumed by the Sponsor.

Response: The disclosure has been revised as requested.

Amendments to Declaration of Trust, page 81

34.
Comment: We note your disclosure on page 39 that “[i]f an amendment imposes new fees and charges or increases existing fees or charges, including the Sponsor’s Fee (except for taxes and other governmental charges, registration fees or other such expenses), or prejudices a substantial right of Shareholders, it will become effective for outstanding Shares 30 days after notice of such amendment is given to registered owners.” Please revise to disclose how notice will be given to the Shareholders.

Response: The disclosure has been revised as requested.

Termination of the Trust or Fund, page 81

35.
Comment: Please revise your disclosure here and in the Prospectus Summary to clarify, if true, that Shareholders will be entitled to cash upon the termination of the Fund. In addition, if Shareholders will be entitled to cash, please revise your disclosure here to explain how the Fund’s bitcoin will be sold in connection with the termination of the Trust. Also revise this section to provide examples of termination events or include a cross-reference to where such information is disclosed.

Response: The disclosure has been revised as requested.

The Trustee
Resignation, Discharge or Removal of Trustee; Successor Trustees, page 84

36.
Comment: Your disclosure on page 85 that “[i]f the Trustee resigns and no successor trustee is appointed within 90 days after the date the Trustee issues its notice of resignation, the Sponsor may, in its sole discretion, liquidate the Fund and distribute its remaining assets and dissolve the Trust” appears to be inconsistent with your disclosure on page 17 that the Sponsor may terminate the Fund after “60 days have elapsed since the Trustee notified the Sponsor of the Trustee’s election to resign . . . and a successor trustee has not been appointed and accepted its appointment.” Please revise for clarity and consistency.

Response: The disclosure has been revised as requested.

The Custodians, page 86

37.
Comment: Please disclose the percentage of private keys held in cold storage, the limit on the amount of bitcoin that may be held in each wallet, the percentage of the Fund’s bitcoin that is held in the Cold Vault Balance, the degree to which the Bitcoin Custodian’s crime insurance policy covers the Trust’s assets held by the Custodian or the amount of coverage provided to the Bitcoin Custodian pursuant to this policy, whether the insurance provider or any other entity will be responsible for verifying the existence of bitcoin and the instructions that the Sponsor has provided to the Bitcoin Custodian regarding airdrops or forks.

Response: The disclosure has been revised as requested.

The Prime Broker and the Trade Credit Lender
The Prime Broker, page 88

38.
Comment: Please disclose the termination provisions and term of the Prime Broker Agreement. In this regard, we note your disclosure that the “Sponsor may, in its sole discretion, add or terminate prime brokers at any time” and that the “Prime Broker is permitted to suspend or terminate the Prime Broker Agreement under certain circumstances.”

Response: The disclosure has been revised as requested.

39.
Comment: Please disclose the Prime Broker’s policies related to whether the Fund’s assets are held in hot wallets, cold wallets or accounts in the Prime Broker’s name on a trading venue, and disclose here and on page 44 whether you have opted-in to Article 8 and describe here the potential impact of Article 8 to the assets held in the Trading Balance. Also identify the Connected Trading Venues, how the Prime Broker selects the Connected Trading Venues and, whether the Fund may direct the Prime Broker to use a specific Connected Trading Venue. In addition, we note your disclosure that “[w]ithin the Trading Balance, the Prime Broker Agreement provides that the Fund does not have an identifiable claim to any particular bitcoin. Instead, the Fund’s Trading Balance represents an entitlement to a pro rata share of the bitcoin the Prime Broker has allocated to the omnibus hot wallets, omnibus cold wallets, and the accounts in the Prime Broker’s name that the Prime Broker maintains at Connected Trading Venues (which are typically held on an omnibus, rather than segregated, basis).” Please clarify what you mean by “a pro rata share of the bitcoin.” Please also disclose the insurance coverage of the Prime Broker and the degree to which the insurance policy protects the Trust’s assets held by the Prime Broker. Further, disclose the policies and procedures that the Prime Broker Agreement requires the Prime Broker to have in place to mitigate conflicts of interests when executing the Fund’s orders.

Response: The disclosure has been revised as requested.

The Trade Credit Lender, page 89

40.
Comment: Please revise to disclose the maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time. In addition, please disclose the Trade Credit interest rate. Also disclose the Sponsor’s policy regarding whether it generally intends to fund the Trading Balance at the Prime Broker with sufficient cash or bitcoin to pay the Fund’s fees and expenses or whether it regularly expects to utilize the Trade Financing Agreement for such fees and expenses. Also please disclose the term and termination provisions of the Trade Financing Agreement and revise the Prospectus Summary to provide a brief description of the Trade Credit Lender, including the identification of the Trade Credit Lender.

Response: The disclosure has been revised as requested.

Conflicts of Interest, page 96

41.
Comment: Please describe the standard operating practices requiring that certain applicable personnel pre-clear personal trading activity in which bitcoin is the referenced asset that the Sponsor intends to adopt.

Response: The disclosure has been revised as requested.

Seed Capital Investor, page 96

42.
Comment: Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin, including any costs or transaction fees payable by the Fund associated with such conversion.

Response: The disclosure regarding the Seed Creation Units will be finalized in the Fund’s definitive prospectus. As noted above, transaction fees and costs incurred in connection with creations in the Shares, including with respect to the Seed Creation Units, are externalized to the purchaser (and are not borne by the Fund).

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Navid J. Tofigh
Navid J. Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Julie Patel, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP